Press Information
For Immediate Release

Vitro reaches agreement to sell its stake in Vitro Fibras

• It sells its 60% share to Owens Corning
• Transaction amounts to approximately US$71.5 million
• Proceeds will be used to lower Vitro’s corporate debt
• Sale is consistent with Vitro’s strategy of focusing on its
Core glass businesses.

Garza Garcia, Nuevo Leon, Mexico, January 26, 2004.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that it has reached a preliminary agreement to sell its 60 per cent interest in Vitro Fibras, S.A. to Owens Corning for approximately US$71.5 million in cash. Owens Corning currently owns 40 percent of this Mexican based joint venture, which was formed in 1957.

Vitro has also agreed to pay Vitro Fibras approximately US$22 million to pay the bank debt of Vitro Fibras by the closing.

“This is a strategic move for our company and part of our plan to focus on our core businesses of Flat Glass, Containers and Glassware” said Federico Sada, Vitro’s CEO. “Vitro will continue to focus its resources and energy to maintain and develop its glass-oriented businesses throughout the world. Vitro will use the resources obtained from this transaction, to strengthen its financial position and operations.”

Vitro Fibras, S.A. manufactures a wide range of light-density, fiber glass products as well as molded pipe, board and composite reinforcements with operations in Mexico City and three (3) fabrication facilities located in Mexicali, Monterrey, and San Luis Potosi. In 2003 Vitro Fibras, S.A. had estimated sales of US$64 million.

The transaction is subject to customary closing conditions, including Mexican regulatory approval, and to the approval by the United States Bankruptcy Court for the District of Delaware administering the chapter 11 case of Owens Corning.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Jorge Torres Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com jtorres@vitro.com	(U.S. Contacts): Alex Fukidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com